# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neutron Holdings, Inc., CIK 0001699963
CUSIP: 64125S104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 2nd Street, Suite 750, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001543151

## Reporting persons
- Uber Technologies, Inc: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 14,859,661; shared voting power 0; sole dispositive power 14,859,661; shared dispositive power 0; aggregate amount beneficially owned 14,859,661 (22.87% of the class)
  Comment: Note for (11) - The percent of Common Stock, beneficially owned by the Reporting Person was calculated based on the 64,984,190 Common Stock issued as of July 31, 2026, as described in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

## Item 1. Issuer
Name of issuer: Neutron Holdings, Inc.
Address of issuer's principal executive offices: 85 2nd Street, Suite 750, San Francisco, California 94105

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Uber Technologies, Inc. (the "Reporting Person" or "Uber"), a publicly traded Delaware corporation, because the Reporting Person holds 14,859,661 shares of stock, par value $0.0001 per share ("Common Stock") of Neutron Holdings, Inc. (the "Issuer") through SMB Holding Corporation ("SMB Holding"), a wholly-owned subsidiary of the Reporting Person.
Address of principal business office or, if none, residence:
1725 3rd Street
San Francisco, CA 94158
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,859,661
Percent of class: 22.87%
Sole power to vote or to direct the vote: 14,859,661
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,859,661
Shared power to dispose or to direct the disposition:
0
The percent of Common Stock, beneficially owned by the Reporting Person was calculated based on the 64,984,190 Common Stock issued as of July 31, 2026, as described in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit A relating to the securities that are held by SMB Holding, a subsidiary of the Reporting Person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Uber Technologies, Inc: /s/ Balaji Krishnamurthy, Balaji Krishnamurthy/Chief Financial Officer (08/13/2026)